Exhibit 99.1

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

ARIS MINING INCREASES SEGOVIA GOLD RESERVES BY 28% TO 1.9 MILLION OUNCES
Exploration and resource conversion more than offset mining depletion, expanding Segovia’s high-grade reserve base

Vancouver, Canada, November 10, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE: ARIS) has updated the Segovia mineral reserve and resource estimates, effective November 10, 2026. The new estimates demonstrate growth in contained gold reserves alongside increases in reserve and resource grades.

●	Proven and probable mineral reserves increased by 28% to 1.9 million ounces of gold (Moz), up from 1.5 Moz in the 2025 estimate[1], with net growth of 418 koz after accounting for ounces mined during the period[2].

●	Measured and indicated mineral resources increased by 8% to 3.9 Moz, up from 3.6 Moz in the 2025 estimate; while inferred resources were 2.6 Moz, compared with 2.9 Moz previously[2]. This reflects the focus on infill drilling and the conversion of high-grade mineral resources to mineral reserves.

●	Segovia continues to demonstrate exceptional gold grades. Proven and probable mineral reserve grades increased by 24% to 13.3 g/t Au, compared with 10.7 g/t Au previously, while measured and indicated mineral resource grades increased by 29% to 19.8 g/t Au, compared with 15.3 g/t Au2.

Neil Woodyer, Chair and CEO of Aris Mining, commented “Mining in the Segovia district spans more than 150 years, yet exploration continues to add gold to the reserve base. The 28% increase in reserves demonstrates that our exploration and resource conversion programs are doing more than simply replacing ounces produced. The increase in both contained ounces and grades reinforces the strength of this exceptional high-grade operation and supports our objective of continuing to extend Segovia’s mine life.

Segovia’s cash generation also provides an important foundation for our broader growth strategy. At the same time, we are advancing significant milestones across our portfolio, including the Toroparu prefeasibility study targeted for release later this month and marking the first time Aris Mining declares a mineral reserve estimate for Toroparu, and an updated NI 43-101 technical report for Marmato expected in the first quarter of 2027, following first gold from the new CIP plant. Together, these initiatives reflect our focus on sustaining the performance of our producing mines while advancing our growth projects.”

Chart 1: Segovia proven and probable mineral reserve estimates (koz), 2022 - 20262

1 See news release of Aris Mining dated January 8, 2026 and entitled “Aris Mining Expands High-Grade Segovia Reserve and Resource Estimates”.

2 See the “Technical Disclosure and Qualified Person” section below.

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Table 1: Segovia mineral reserve estimate effective November 10, 2026, compared to previous estimates1

Effective date	Proven			Probable			Proven & Probable
	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)
10-Nov-2026	1,626	15.13	791	2,857	12.29	1,129	4,483	13.32	1,920
28–Nov-2025	1,708	9.92	545	2,659	11.21	958	4,367	10.70	1,503
31-Jul-2024	1,886	11.25	682	1,989	10.33	660	3,875	10.78	1,343
30-Sep-2023	1,515	12.25	597	2,017	11.16	723	3,531	11.63	1,320
31-Dec-2022	229	10.92	81	2,132	9.84	675	2,361	9.95	755

●    There are no known mining, legal, political, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the mineral reserve estimate.

●    Totals may not add due to rounding.

●    A gold price of US$2,800 per ounce was used for the 2026 and 2025 mineral reserve estimates, US$1,915 was used in 2024, and US$1,700 was used in 2023 and 2022.

●    The 2026 mineral reserve estimate utilized a gold cut-off grade of between 3.22 g/t and 4.26 g/t depending on mineral reserve area. The cut-off grade values were applied to vein grades diluted to a minimum mining width that varies according to the mining area.

●    The 2026 mineral reserve estimate was prepared by Aris Mining technical staff under the supervision of and reviewed by Ignacio Vélez, FAusIMM, Vice President Technical Services of Aris Mining, who is a Qualified Person as defined by NI 43-101.

Table 2: Segovia mineral resource estimate effective November 10, 2026

Effective date	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)	Tonnes (kt)	Grade Au (g/t)	Oz Au (koz)
10-Nov-2026	2,623	20.15	1,699	3,532	19.47	2,210	6,155	19.76	3,909	5,204	15.68	2,623

●    Mineral resources are inclusive of mineral reserves.

●    Mineral resources are not mineral reserves and have no demonstrated economic viability.

●    There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate.

●    Totals may not add due to rounding.

●    A gold price of US$3,200 per ounce was used for mineral resource estimate.

●    The mineral resource estimate utilized a gold cut-off grade of between 2.82 g/t and 3.87 g/t depending on mineral resource area. The cut-off grade values were applied to vein grades diluted to a minimum mining width of one vertical metre.

●    The mineral resource estimate was prepared by Pamela De Mark, P.Geo., Senior Vice President of Geology and Exploration of Aris Mining, who is a Qualified Person as defined by NI 43-101.

Technical Disclosure and Qualified Person

The technical information in this news release was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Geology and Exploration of Aris Mining, who is a Qualified Person as defined by NI 43-101. Ms. De Mark has fully verified the sampling, analytical, and test data as well as the geological interpretation underlying the information or opinions disclosed in this news release by way of analysis of the data and the geological interpretations while preparing the 2026 mineral resource estimate and reviewing the 2026 mineral reserve estimate. No material limitations were identified in the data verification process.

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The mineral resource and reserve estimates, scientific disclosure, and technical information included in this news release reference information included in the news release entitled “Aris Mining Updates Mineral Reserves and Resources for the Segovia Operations with Full Replacement of 2022 Production” dated March 3, 2023, the technical report entitled “NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 6, 2023 and effective as of September 30, 2023 and prepared by Aris Mining, the news release entitled “Aris Mining Reports Q3 2024 Gold Production, Updates Segovia Reserve and Resource Estimates and Expansion Milestones” dated October 7, 2024, and the news release entitled “Aris Mining Expands High-Grade Segovia Reserve and Resource Estimates” dated January 8, 2026. These documents are available for review on the Company’s website at www.aris-mining.com,on the Company’s profile on SEDAR+ at www.sedarplus.ca and at www.sec.gov.

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.

The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to 500,000 ounces , driven by the ramp-up at Segovia following the installation of the second mill and construction of the new Marmato bulk mine and CIP plant, with first gold expected in December 2026.The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to 500,000 ounces3, driven by the ramp-up at Segovia following the installation of the second mill and construction of the new Marmato bulk mine and CIP plant, with first gold expected in December 2026.

Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production. Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production4. Key projects include the high-grade Soto Norte gold project in Colombia, where preparation of the Environmental and Social Impact Assessment (ESIA) has been completed for community engagement, and the Toroparu gold project in Guyana, where a construction decision is targeted for early 2027.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

3 Reflects expected steady-state annual gold production of approximately 300 thousand ounces (koz) at Segovia and 200 koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion.

4 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. In the case of Soto Norte and Toroparu, such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company.

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Cautionary Language

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to Segovia’s mineral reserve and mineral resource estimates, estimated gold prices, the objective of extending Segovia’s mine life, and statements included in the “About Aris Mining” section of this news release relating to the Segovia and Marmato expansions, including first gold pour at the Marmato CIP plant, the expected increase in annual gold production to 500,000 ounces, the objective of reaching approximately 1 million ounces of annual gold production and the timing for a construction decision at Toroparu, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 11, 2026 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual Report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.